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                         [Hollinger International Inc.]

FOR IMMEDIATE RELEASE

Contact:

Paul B. Healy, Vice President              Jack A. Boultbee, Executive
Corporate Development and                  Vice President
Investor Relations                         and Chief Financial Officer
Hollinger International Inc.               Hollinger International Inc.
(212) 586-5666                             (416) 363-8721

                      HOLLINGER INTERNATIONAL ANNOUNCES
                   A COMMON STOCK DIVIDEND INCREASE AND AN
           EXCHANGE OFFER FOR ITS 9 3/4% PRIDES DEPOSITARY SHARES

     CHICAGO, JUNE 29, 1998 -- HOLLINGER INTERNATIONAL INC. (NYSE: HLR) announced today that its Board of Directors had approved a dividend increase to $0.1375 (from $0.10) per issued and outstanding share of Common Stock (both Class A and Class B) payable October 15, 1998 to stockholders of record on October 1, 1998, and further approved the Company's making an exchange offer
for its outstanding 9 3/4% PRIDES Depositary Shares (NYSE:   HLR PrP).

     Holders tendering their PRIDES pursuant to the Exchange Offer would receive 0.9200 shares of Class A Common Stock of the Company for each PRIDES. The Exchange Offer will not be conditioned upon any minimum number of PRIDES being tendered. There are currently 20,700,000 PRIDES and approximately 71,689,999 shares of Class A Common Stock outstanding.

     The Exchange Offer enables holders of the Company's PRIDES to receive shares of Class A Common Stock having an aggregate current market value representing a premium over the recent market price for the PRIDES. The PRIDES closed on June 29, 1998 at $14.50 per PRIDES and the Class A Common Stock


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closed on that date at $17.125 per share.  Based on these closing prices, the market price for 0.9200 shares of Class A Common Stock represents a premium of approximately 8.7% over the market price for one PRIDES and 9.0% over the conversion price of the 0.8439 shares of Class A Common Stock into which each PRIDES may be converted at the option of its holder at any time prior to August 1, 2000.

        The consummation of the Exchange Offer will reduce the Company's dividend requirements on the Series B Convertible Preferred Stock represented by the PRIDES resulting in increased future earnings per share on its Common Stock. The Company hopes the Exchange Offer will provide greater market liquidity for its Class A Common Stock.

        The Exchange Offer will commence and be made only pursuant to the terms and conditions set forth in documents to be filed shortly with the Securities and Exchange Commission and mailed to holders of PRIDES.

OTHER

        Hollinger International Inc., through subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Canada and Israel. Included among its paid daily newspapers are the Chicago Sun-Times, The Daily Telegraph and the Ottawa Citizen.